UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for August 2018

Santiago, Chile, September 10, 2018– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for August 2018 compared to the same period of 2017.

System passenger traffic increased 2.7%, while capacity rose by 6.3%. As a result, the Company’s load factor for the month fell 2.8 percentage points to 81.6%. International passenger traffic accounted for approximately 58% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	August				Year to Date by August
	2018	2017	% Change		2018	2017	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,219	9,947	2.7%		78,414	76,474	2.5%
DOMESTIC SSC (1)	1,745	1,678	4.0%		13,028	12,596	3.4%
DOMESTIC BRAZIL (2)	2,590	2,589	0.0%		19,911	19,599	1.6%
INTERNATIONAL (3)	5,884	5,681	3.6%		45,475	44,278	2.7%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,519	11,776	6.3%		94,131	90,460	4.1%
DOMESTIC SSC (1)	2,161	2,085	3.7%		15,902	15,538	2.3%
DOMESTIC BRAZIL (2)	3,238	3,177	1.9%		24,777	24,011	3.2%
INTERNATIONAL (3)	7,119	6,514	9.3%		53,452	50,912	5.0%

PASSENGER LOAD FACTOR
SYSTEM	81.6%	84.5%	-2.8	pp	83.3%	84.5%	-1.2	pp
DOMESTIC SSC (1)	80.7%	80.5%	0.2	pp	81.9%	81.1%	0.9	pp
DOMESTIC BRAZIL (2)	80.0%	81.5%	-1.5	pp	80.4%	81.6%	-1.3	pp
INTERNATIONAL (3)	82.7%	87.2%	-4.6	pp	85.1%	87.0%	-1.9	pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,976	5,832	2.5%		44,928	43,915	2.3%
DOMESTIC SSC (1)	2,145	2,043	5.0%		15,374	14,723	4.4%
DOMESTIC BRAZIL (2)	2,428	2,416	0.5%		18,575	18,479	0.5%
INTERNATIONAL (3)	1,402	1,373	2.1%		10,980	10,714	2.5%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	299	291	2.5%		2,339	2,177	7.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	555	540	2.8%		4,305	4,088	5.3%

CARGO LOAD FACTOR
SYSTEM	53.8%	54.0%	-0.2 pp		54.3%	53.3%	1.1 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 143 destinations in 26 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 42.000 people worldwide, operating more than 1,300 flights per day and transporting 68 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 315 aircraft average an age of around seven years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer